Western Wind Energy Corp.

632 Foster Avenue	Telephone: 604.839.4192
Coquitlam, BC V3J 2L7	Facsimile: 604.939.1292

www.westernwindenergy.com

NEWS RELEASE

September 7, 2006

Toronto Stock Exchange (Venture) Symbol: “WND”
NASDAQ OTC: Symbol: “WNDEF”
Issued and Outstanding: 23,760,789

Western Wind Energy Corporation (WND-TSX.V) and (WNDEF-OTC:BB) is pleased to announce that it has filed its audited Financial Statements for the period ended January 31, 2006. It expects to file unaudited statements for the period ended April 30, 2006 imminently and will be seeking removal of the Management Cease Trade Order (the “MCTO”) currently in effect against certain insiders of Western Wind Energy.

Western Wind Energy also wishes to announce, subject to regulatory approval and upon lifting of the MCTO, it will be negotiating a non-brokered private placement comprising a combination of common shares of Western Wind Energy and Series 1 Class A preference shares (the “Preference Shares”). Western Wind Energy plans to use the proceeds from the private placement to repay the loan granted by Pacific Hydro Pty Ltd. (“PHL”) to Western Wind Energy in connection with Western Wind Energy’s recent acquisition of the Mesa project as described in Western Wind Energy’s news release of July 25, 2006.

The Preference Shares, which are non-voting, are redeemable at a redemption price of US$1,000 per share. Upon giving Western Wind Energy sixty days notice, a holder of the Preference Shares is entitled to redeem the Preference Shares at any time after December 31, 2006. Upon giving a holder thirty days notice, Western Wind Energy is entitled to redeem the Preference Shares at any time. The Preference Shares do not carry the right to receive any dividends.

Pursuant to the terms of the loan agreement between Western Wind Energy and PHL, PHL has the right, but not the obligation, to subscribe for the offered securities. As PHL is a related party to Western Wind Energy, Western Wind Energy will be seeking shareholder approval at its next annual meeting for the possible issuance of the securities to PHL if PHL decides to participate in the placement. Western Wind Energy’s next annual general meeting is scheduled for September 25, 2006.

During the past two years, Western Wind Energy has executed or acquired over $1 billion of power sales agreements totaling 189.4 megawatts from the sale of wind energy electrical generation, to three separate utilities. Western Wind Energy was the first to execute a “wind” PPA in the Province of New Brunswick, Canada, the first to execute a “wind” PPA in the State of Arizona, and in California, is expanding from management’s 25-year continuous operating history in the Tehachapi Pass.

Western Wind Energy is in the business of acquiring suitable land sites, capital and technology for the production of electricity from wind energy. Western Wind Energy conducts its operations through its wholly owned subsidiaries in Arizona, California and, in Canada, in the province of New Brunswick. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy operations in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“Jeffrey J. Ciachurski”

Jeffrey J. Ciachurski

Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are “forward-looking statements” as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.